UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2 (b)

(Amendment No. )

Kyverna Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

501976104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501976104	13G

1.	Name of Reporting Persons Westlake BioPartners Fund I, L.P. (“Westlake Fund I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

3,787,940 shares, except that Westlake BioPartners GP I, LLC (“Westlake GP I”), the general partner of Westlake BioPartners Fund I, L.P. (“Westlake Fund I”), may be deemed to have sole voting power, and Dr. Beth C. Seidenberg (“Seidenberg”) and Dr. Sean E. Harper (“Harper”), the managing directors of Westlake GP I, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5
7.

Sole Dispositive Power

3,787,940 shares, except that Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake GP I, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,787,940
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 501976104	13G

1.	Name of Reporting Persons Westlake BioPartners GP I, LLC (“Westlake GP I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

3,787,940 shares, all of which are owned directly by Westlake Fund I. Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole voting power, and Seidenberg and Harper, the managing directors of Westlake GP I, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
7.

Sole Dispositive Power

3,787,940 shares, all of which are owned directly by Westlake Fund I. Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake GP I, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,787,940
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 501976104	13G

1.	Name of Reporting Persons Westlake BioPartners Opportunity Fund I, L.P. (“Westlake Opportunity Fund I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

735,984 shares, except that Westlake BioPartners Opportunity GP I, LLC (“Westlake Opportunity GP I”), the general partner of Westlake BioPartners Opportunity Fund I, L.P. (“Westlake Opportunity Fund I”), may be deemed to have sole voting power, and Seidenberg and Harper, the managing directors of Westlake Opportunity GP I, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5
7.

Sole Dispositive Power

735,984 shares, except that Westlake Opportunity GP I, the general partner of Westlake Opportunity Fund I, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake Opportunity GP I, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 735,984
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.7%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 501976104	13G

1.	Name of Reporting Persons Westlake BioPartners Opportunity GP I, LLC (“Westlake Opportunity GP I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power

735,984 shares, all of which are owned directly by Westlake Opportunity Fund I. Westlake Opportunity GP I, the general partner of Westlake Opportunity Fund I, may be deemed to have sole voting power, and Seidenberg and Harper, the managing directors of Westlake Opportunity GP I, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
7.

Sole Dispositive Power

735,984 shares, all of which are owned directly by Westlake Opportunity Fund I. Westlake Opportunity GP I, the general partner of Westlake Opportunity Fund I, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake Opportunity GP I, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 735,984
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 501976104	13G

1.	Name of Reporting Persons Dr. Beth C. Seidenberg (“Seidenberg”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
6.

Shared Voting Power

4,523,924 shares, of which 3,787,940 shares are owned directly by Westlake Fund I and 735,984 shares are owned directly by Westlake Opportunity Fund I. Westlake GP I and Westlake Opportunity GP I, the general partners of Westlake Fund I and Westlake Opportunity Fund I, respectively, may be deemed to have sole voting power over such shares, and Seidenberg and Harper, the managing directors of Westlake GP I and Westlake Opportunity GP I, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

4,523,924 shares, of which 3,787,940 shares are owned directly by Westlake Fund I and 735,984 shares are owned directly by Westlake Opportunity Fund I. Westlake GP I and Westlake Opportunity GP I, the general partners of Westlake Fund I and Westlake Opportunity Fund I, respectively, may be deemed to have sole dispositive power over such shares, and Seidenberg and Harper, the managing directors of Westlake GP I and Westlake Opportunity GP I, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,523,924
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 501976104	13G

1.	Name of Reporting Persons Dr. Sean E. Harper (“Harper”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
6.

Shared Voting Power

4,523,924 shares, of which 3,787,940 shares are owned directly by Westlake Fund I and 735,984 shares are owned directly by Westlake Opportunity Fund I. Westlake GP I and Westlake Opportunity GP I, the general partners of Westlake Fund I and Westlake Opportunity Fund I, respectively, may be deemed to have sole voting power over such shares, and Seidenberg and Harper, the managing directors of Westlake GP I and Westlake Opportunity GP I, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

4,523,924 shares, of which 3,787,940 shares are owned directly by Westlake Fund I and 735,984 shares are owned directly by Westlake Opportunity Fund I. Westlake GP I and Westlake Opportunity GP I, the general partners of Westlake Fund I and Westlake Opportunity Fund I, respectively, may be deemed to have sole dispositive power over such shares, and Seidenberg and Harper, the managing directors of Westlake GP I and Westlake Opportunity GP I, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,523,924
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.5%
12.	Type of Reporting Person (See Instructions) IN

Introductory Note: This joint statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.00001 per share (“Common Stock”), of Kyverna Therapeutics, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Kyverna Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5980 Horton St., STE 550

Emeryville, CA 94608

Item 2(a).	Name of Person Filing:

This Statement is being filed by Westlake BioPartners Fund I, L.P. (“Westlake Fund I”), Westlake BioPartners GP I, LLC (“Westlake GP I”), Westlake BioPartners Opportunity Fund I, L.P. (“Westlake Opportunity Fund I”) and Westlake BioPartners Opportunity GP I, LLC (“Westlake Opportunity GP I” and together with Westlake Fund I, Westlake GP I and Westlake Opportunity Fund I, the “Reporting Entities”) and Dr. Beth C. Seidenberg (“Seidenberg”) and Dr. Sean E. Harper (“Harper”) (together, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is c/o Westlake BioPartners, LLC, 3075 Townsgate Road, Suite 140, Westlake Village, California 91361.

Item 2(c).	Citizenship:

Each of Westlake GP I and Westlake Opportunity GP I is a limited liability company organized under the laws of the State of Delaware. Each of Westlake Fund I and Westlake Opportunity Fund I is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share.

Item 2(e).	CUSIP Number:

501976104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Except to the extent of a Reporting Person’s pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of each of Westlake Fund I and Westlake Opportunity Fund I and the limited liability company agreement of each of Westlake GP I and Westlake Opportunity GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Westlake BioPartners Fund I, L.P.

By:	Westlake BioPartners GP I, LLC
Its:	General Partner

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact*

Westlake BioPartners GP I, LLC

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact*

Westlake BioPartners Opportunity Fund I, L.P.

By:	Westlake BioPartners Opportunity GP I, LLC
Its:	General Partner

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact*

Westlake BioPartners Opportunity GP I, LLC

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact*

Dr. Beth C. Seidenberg

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact*

Dr. Sean E. Harper

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact*

*	This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included herein as exhibits to this Schedule 13G.

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement
2	Power of Attorney – Westlake BioPartners Fund I, L.P. and Westlake BioPartners GP I, LLC
3	Power of Attorney – Westlake BioPartners Opportunity Fund I, L.P. and Westlake BioPartners Opportunity GP I, LLC